BlackRock Utilities & Telecommunications V.I. Fund

FILE #811-03290

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
12/12/07	IBERDROLA RENOVABLES S.A.	768,011,800	68,200

Credit Suisse Securities (Europe) Limited, J.P. Morgan Securities Ltd., Merrill Lynch International, Morgan Stanley & Co. International plc, Banco Bilbao Vizcaya Argentaria, S.A., ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (trading together as ABN AMRO Rothschild, an unincorporated equity capital markets joint venture), BNP Paribas, CALYON, Dresdner Bank AG, London Branch, HSBC Bank plc, Santander Investment, S.A., Societe Generale

4/22/2008	American Water Works	58,000,000	5,600

Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC, Edward D. Jones & Co. Incorporated, Janney Montgomery Scott L